Exhibit 99.1

Kamada Reports Financial Results for First Quarter of 2018

•	Reaffirming Guidance of $116 to $120 Million in Total Revenues for 2018
•	U.S. Launch of KEDRAB® [Human Rabies Immune Globulin (HRIG)] Represents Significant Company Milestone

REHOVOT, Israel – May 15, 2018 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company, today announced financial results for the three months ended March 31, 2018.

“Kamada is excited about the recent U.S. launch of KEDRAB®, our anti-rabies IgG product, by Kedrion, our commercial partner in the U.S.,” said Amir London, Kamada’s Chief Executive Officer.  “KEDRAB, our second FDA approved product to be commercialized in the U.S., is already positively impacting our business, as a meaningful portion of our first quarter 2018 revenues is derived from sales of this product.  KEDRAB provides the highest gross margins of any of our products and drove a significant year-over-year increase in gross profit in the first quarter, though profitability is not expected to stay at that high level throughout the rest of the year as product mix changes and sales of GLASSIA® grow throughout 2018.”

“In regard to our first quarter top-line results, which totaled at $17.4 million, as demonstrated in previous years, our sales volume typically increases throughout the year and we expect this to occur in 2018, as well,” continued Mr. London.  “Importantly, we are reaffirming our full-year 2018 total revenue guidance of between $116 and $120 million, which would represent a 13 to 17 percent growth rate versus total reported revenues for 2017.  Sales of GLASSIA in the U.S. continue to be a key driver for our business.”

“Finally, we have a strong balance sheet with $47.9 million of cash, cash equivalents and short-term investments to support our business as we advance toward a number of key milestones,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2018

•
Total revenues were $17.4 million, a 50% increase from the $11.6 million recorded in the first quarter of 2017.  As a reminder, our first quarter 2017 revenues were impacted by a delay in completing a periodic validation of our filling line, which resulted in a delay of shipping proprietary product batches.

•	Revenues from the Proprietary Products segment in the first quarter of 2018 were $12.2 million, an 84% increase from the $6.6 million reported in the first quarter of 2017.

•	Revenues from the Distributed Products segment were $5.2 million, a 4% increase from the $5.0 million recorded in the same period of 2017.

•	Gross profit was $7.0 million, a $4.7 million increase from the $2.3 million reported in the first quarter of 2017.

•
Gross margins from Proprietary Products segment increased to 49% from 22%; and overall gross margins increased to 40% from 20% in the same period of 2017, primarily due to an increase in sales, the U.S. KEDRAB launch and a favorable product mix.

•
Operating expenses, including R&D and SG&A expenses, totaled $5.8 million in the first quarter of 2018, as compared to $6.0 million in the first quarter of 2017. This decrease was attributable to a decrease in R&D spending, primarily as a result of delays related to the initiation of certain clinical trials.

•	Net income was $1.3 million, or $0.03 per share, compared to ($4.0) million, or a loss of ($0.11) per share, in the first quarter of 2017.

•	Adjusted EBITDA was $2.4 million, compared to ($2.6) million in the first quarter of 2017. This increase was primarily driven by increased gross profitability.

•	Cash flow provided by operating activities was $5.4 million, compared to $1.0 million in the first quarter of 2017.

Balance Sheet Highlights

As of March 31, 2018, the Company had cash, cash equivalents and short-term investments of $47.9 million, compared with $43.0 million at December 31, 2017, an increase of $4.9 million.

Recent Corporate Highlights

•
Launched KEDRAB in the U.S. in collaboration with Kedrion.  Rabies represents an annual market opportunity of over $100 million in the U.S., of which Kamada expects KEDRAB to take a significant market share.

•
Recorded initial sales from a supply agreement with an undisclosed international organization for KamRAB.  This three-year agreement will extend through 2020, and is expected to generate total revenues for Kamada of approximately $13 million.

•
Initiation of an investigator-initiated proof-of-concept clinical trial assessing the safety and preliminary efficacy of Kamada’s Alpha-1-Antitrypsin (AAT) as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD (SR-aGvHD).  This study, being conducted through a collaboration with the Mount Sinai Acute GvHD International Consortium (MAGIC), is co-funded by Mount Sinai and Kamada, and is sponsored by the Icahn School of Medicine at Mount Sinai.  Under the terms of the agreement, Kamada received exclusive rights to develop and commercialize AAT for the preemption of GvHD using the biomarkers developed by MAGIC to identify these high-risk patients.

•
The last of the 30 lung transplant patients participating in the Company’s Phase 2 trial of intravenous AAT (IV AAT) for the prevention of lung transplant rejection is expected to complete the one-year treatment period this month.  Following the treatment period, all patients will enter a one-year follow-up period.  Interim results from the initial 16 patients following the first six months of treatment in the study showed that Kamada’s IV AAT demonstrated a favorable safety and tolerability profile, consistent with previously observed results in other indications.  The next interim report is expected in 2H 2018 following completion of one year of treatment, and top-line results are anticipated in 2H 2019.

•
Received feedback from the FDA regarding the proposed pivotal Phase 3 protocol for the Company’s inhaled AAT for the treatment of AATD indicating that, while several issues had been addressed, the FDA has continued concerns and questions related to the safety profile of Inhaled AAT.  Kamada is now focused on expeditiously providing the requested information and data, as well as implementing the proposed changes in the study protocol.

2018 Revenue Guidance
For the year ended December 31, 2018, Kamada continues to expect that total revenues will be in the range of $116 to $120 million.

Conference Call
Kamada management will host an investment community conference call on Tuesday, May 15 at 8:30am Eastern Time, to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 866-548-4713  (from within the U.S.), 1 80 924 3003 (from Israel), or 323-794-2423 (International) and entering the conference identification number: 2302061. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through May 29 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 2302061. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency and, in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding the company’s full-year 2018 total revenue guidance, prospects of increased gross margins, revenues and profitability associated with the U.S. launch of KEDRAB®, the expectation of a change in product mix over the course of 2018 and its effect on gross profitability, the future sales of GLASSIA in the U.S. continuing to be a key driver to our business, the market opportunity associated with treating rabies and revenue prospects associated with the three-year agreement relating to KamRAB. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, market acceptance of the company’s products, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD and HRIG market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$17,497	$10,778	$12,681
Short-term investments	30,451	17,865	30,338
Trade receivables, net	17,083	10,849	30,662
Other accounts receivables	2,027	2,930	2,132
Inventories	28,175	27,677	21,070
	95,233	70,099	96,883

Property, plant and equipment, net	25,125	22,655	25,178
Other long term assets	173	372	49
	25,298	23,027	25,227
	$120,531	$93,126	$122,110

Current Liabilities
Current maturities of loans and capital leases	609	437	614
Trade payables	16,951	14,648	18,036
Other accounts payables	4,912	4,843	5,820
Deferred revenues	4,977	4,911	4,927
	27,449	24,839	29,397
Non-Current Liabilities

Loans and capital leases	1,201	1,330	1,370
Deferred revenues	645	2,922	707
Employee benefit liabilities, net	1,130	820	1,144
	2,976	5,072	3,221

Shareholder's Equity
Ordinary shares	10,401	9,321	10,400
Additional paid in capital	178,458	162,686	177,874
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(12)	158	46
Capital reserve from securities measured at fair value through other comprehensive income	(33)	37	(4)
Capital reserve from share-based payments	9,183	10,025	9,566
Capital reserve from employee benefits	(337)	(81)	(337)
Accumulated deficit	(104,064)	(115,441)	(104,563)
	90,106	63,215	89,492
	$120,531	$93,126	$122,110

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

	Three months period ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$12,214	$6,636	$79,559
Revenues from distribution	5,227	5,012	23,266

Total revenues	17,441	11,648	102,825

Cost of revenues from proprietary products	6,179	5,165	51,335
Cost of revenues from distribution	4,246	4,185	19,402

Total cost of revenues	10,425	9,350	70,737

gross profit	7,016	2,298	32,088

Research and development expenses	2,754	3,151	11,973
Selling and marketing expenses	970	1,028	4,398
General and administrative expenses	2,064	1,830	8,273
Operating income ( loss)	1,228	(3,711)	7,444

Financial income	229	78	500
Financial expenses	(157)	(23)	(162)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(44)	(234)	(612)
Income ( loss) before taxes	1,256	(3,890)	7,170
Taxes on income	-	87	269

Net Income ( loss)	1,256	(3,977)	6,901

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	(29)	18	(23)
Gain (loss) on cash flow hedges	(37)	207	329
Net amounts transferred to the statement of profit or loss for cash flow hedges	(21)	(22)	(256)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	(256)
Total comprehensive income (loss)	$1,169	$(3,774)	$6,695

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.03	$(0.11)	$0.18
Diluted income (loss) per share	$0.03	$(0.11)	$0.18

Cash Flows from Operating Activities

	Three months period Ended		Year Ended
	March, 31		December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Cash Flows from Operating Activities
Net income (loss)	1,256	(3,977)	6,901

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	954	884	3,523
Financial expenses (income), net	(28)	179	274
Cost of share-based payment	201	245	483
Income tax expenses	-	87	269
Loss (Gain) from sale of property and equipment	66	-	(52)
Change in employee benefit liabilities, net	(14)	98	166
	1,179	1,493	4,663
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	13,491	8,490	(9,967)
Decrease (increase) in other accounts receivables	82	(255)	328
Decrease (increase) in inventories	(7,105)	(2,083)	4,524
Decrease in deferred expenses	22	570	594
Decrease in trade payables	(1,941)	(1,864)	(838)
Increase (decrease) in other accounts payables	(888)	(739)	71
Decrease in deferred revenues	(772)	(731)	(2,930)
	2,889	3,388	(8,218)
Cash received (paid) during the period for:

Interest paid	(16)	(4)	(21)
Interest received	138	108	399
Taxes paid	(5)	(4)	(116)
	117	100	262

Net cash provided by operating activities	5,441	1,004	3,608

Cash Flows from Operating Activities

	Three months period Ended		Year Ended
	March, 31		December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Cash Flows from Investing Activities
Proceeds from sale of (investment in) short term investments, net	(150)	912	(11,501)
Purchase of property and equipment and intangible assets	(259)	(736)	(4,167)
Proceeds from sale of property and equipment	11	*	60
Net cash provided by (used in) investing activities	(398)	176	(15,608)

Cash Flows from Financing Activities

Proceeds from exercise of options	1	1	3
Receipt of long-term loans	-	-	279
Repayment of long-term loans	(152)	(105)	(530)
Proceeds from issuance of ordinary shares, net	-	-	15,568

Net cash provided by (used in) financing activities	(151)	(104)	15,320

Exchange differences on balances of cash and cash equivalent	(76)	(266)	(607)

Increase (decrease) in cash and cash equivalents	4,816	810	2,713

Cash and cash equivalents at the beginning of the period	12,681	9,968	9,968

Cash and cash equivalents at the end of the period	17,497	10,778	12,681

Significant non-cash transactions
Purchase of property and equipment through capital lease	-	-	282
Purchase of property and equipment	842	561	1,681

Adjusted EBITDA

	Three months period ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	Thousands of US dollar
Net income (loss)	1,256	(3,977)	6,901

Income tax expense	-	87	269
Financial expense, net	(72)	(55)	(338)
Depreciation and amortization expense	954	884	3,523

Share-based compensation charges	201	245	483
Expense (Income) in respect of translation differences and derivatives instruments, net	44	234	612

Adjusted EBITDA	2,383	(2,582)	11,450

	Three months period ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	Thousands of US dollar
Net income (loss)	1,256	(3,977)	6,901

Share-based compensation charges	201	245	483

Adjusted net income (loss)	1,457	(3,732)	7,384